Teva Announces Appointment of new Chief Legal Officer

David Stark to assume position of Teva’s Chief Legal officer and succeed Richard Egosi

Jerusalem, November 8, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE & TASE: TEVA) today announced the appointment of Mr. David Stark to the position of Chief Legal Officer. Stark is joining the Company’s executive leadership team and will replace Mr. Richard Egosi, who is taking a leave of absence.

“David has been an integral part of Teva’s stellar legal team since his arrival to Teva in 2002,” stated Erez Vigodman, Teva’s President and CEO. “Having most recently served as Deputy Chief Legal Officer, David led the Legal Group on a number of key achievements including the successful negotiation and close of Actavis Generics and Anda, and a series of key legal wins. He has shown the leadership capabilities needed to provide Teva with the best counsel it requires in order to deliver on its strategy, fulfill its vision and navigate any challenges we encounter along the way.”

Vigodman added, “Rich has been invaluable throughout his 21-year tenure with the company and is looked upon throughout the generic industry as an insightful and innovative thinker, due to his success in initially propelling the US generic business to its leadership position. Rich has been a key contributor to Teva’s growth, providing professional expertise, guidance and insight to both its executive management and Board, as well cultivating an exemplary legal department. We are pleased he will continue his career at Teva and look forward to his continued contribution and support.”

David Stark – Key Biographical Details
David Stark has amassed over 20 years of legal experience beginning with a series of New York law firms followed by a distinguished career at Teva. Since joining Teva in 2002, Mr. Stark served in a series of roles of increased responsibility in Teva North America and Teva Americas between 2002 and 2013, including Senior Director, Deputy General Counsel, and Vice President and General Counsel. In 2013 he was appointed Senior Vice President and General Counsel, Global Specialty Medicines, adding the position of Deputy Chief Legal Officer in 2016. Between 2014 and 2015 he also served as Acting Chief Legal Officer.

Prior to joining Teva, Mr. Stark served as an associate in the litigation departments of Haight, Gardner, Poor & Havens (1994-1997), Chadbourne & Parke (1997-1998), and Willkie Farr & Gallagher (1998-2002).

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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